March 13, 2015

VIA EDGAR

Ms. Sara Von Althann

Mr. Erin E. Martin

Mr. Isaac Esquivel

Mr. Jaime John

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Phone: (202) 551-3207

Re: Rose Rock Inc.

Registration Statement on Form S-1

Filed February 13, 2015

File No. 333-202071

Dear Ms. Althann, Mr. Martin, Mr. Esquivel, and Mr. John:

On behalf of Rose Rock Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 9, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form S-1

General

1. We note your disclosure that you are a development stage company. We further note that you do not appear to have conducted any active operations since your inception, other than organizational and business development activities, and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently, and the shares being sold represent 100% of your outstanding shares not held by affiliates, your sellings hareholders are considered underwriters. See SEC Release 33-8869 (2007). That

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, summary of prospectus, risk factors, plan of distribution and elsewhere throughout the prospectus or provide us with a detailed legal analysis as to why you are not a shell company.

Response: The Company has amended its Form S-1 filed with this letter as suggested.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have no PPM or written offerings.  All sales were made verbally by Mr. Sun.

Summary of Prospectus, page 5

General Information About Our Company, page 5

3. We note your disclosure on pages 6 and 7 stating that you anticipate this offering will cost $20,000. However, in the expenses table on page 31 under “Other Expenses of Issuance and Distribution,” you estimate offering expenses to be approximately $23,000. Please reconcile these disclosures or advise.

Response: The Company has amended its Form S-1 on page 6 and 7 filed with this letter to make it consistent.

Risk Factors, page 7

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

4. Please include risk factor disclosure that separately addresses each of the following or advise:

· _the risk of dilution to investors as a result of future anticipated equity financings; and

· _management’s lack of experience in operating a public company.

Response: The Company has amended its Form S-1 filed with this letter to include each in risk factor disclosure.

Selling Security Holders, page 15

5. We note your references on page 16 to a table setting forth information regarding the selling shareholders; however, we are unable to locate this table. Please revise this section to include the selling shareholder table and all information required by Item 507 of Regulation S-K.

Response: The Company has amended its Form S-1 filed with this letter to include the selling shareholder table and all information required by Item 507 of Regulation S-K.

Description of Business, page 19

6. Please significantly expand the description of your business, including how you intend to find clients and your fee structure

Response: The Company has updated its Form S-1 filed with this letter.

Plan of Operation, page 21

7. Please revise this section to include more information regarding your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding of your anticipated expenditures. Please explain how you plan to meet each of the milestones if you cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K for guidance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2015

Response: The Company has amended its Form S-1 filed with this letter to detail its plan of operation in the remainder of the fiscal year, the expected sources of funding of anticipated expenditures, and the result in lack of funding.

Directors and Executive Officers, page 26

8. Please revise the business experience of Mr. Sun to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sun should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Response: The Company has amended its Form S-1 filed with this letter.

Undertakings, page 33

9. Please revise your disclosure to include the undertaking set forth in Item 512(a)(5) of Regulation S-K or advise.

Response: The Company has amended its Form S-1 filed with this letter.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at ysun123@hotmail.com or (484) 417-6665.

Very truly yours,

/s/Xingzhong Sun